United States

securities and exchange commission

Washington, D.C. 20549

schedule 13g

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Donlar Biosyntrex Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

257782 10 2

(CUSIP Number)

December 23, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 257782 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). LaSalle Bank National Association; 36-0884183
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Organized under the laws of the United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole voting power 0
	6.	Shared voting power --------
	7.	Sole dispositive power 0
	8.	Shares dispositive power --------
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) [ ]
11.	Percent of class represented by amount in row (9) 0%
12.	Type of reporting person (See Instructions) BK

Item 1.

    Name of Issuer

    Donlar Biosyntrex Corporation

    Address of Issuers Principal Executive Offices

6502 South Archer Road, Bedford Park, Illinois 60501

Item 2.

    Name of Person Filing

    LaSalle Bank National Association

    Address of Principal Business Office or, if none, Residence

    135 South LaSalle Street, Chicago, Illinois 60603

    Citizenship
    Organized under the laws of the United States
    Title of Class of Securities

    Common Stock

    CUSIP Number
    257782 10 2

Item 3. If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), Check whether the person filing is a:
    [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
    [X] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
    [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
    [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
    [ ] An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E).
    [ ] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).
    [ ] A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G).
    [ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
    [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
    [ ] Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

    Amount Beneficially Owned:
    0 shares of Common Stock
    Percent of Class:
    0%
    Number of shares as to which the person has:
      Sole power to vote or to direct the vote 0
      Shared power to vote or to direct the vote -------
      Sole power to dispose or to direct the disposition of 0
      Shared power to dispose or to direct the disposition of -------

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

Item 6. Ownership of More than five percent on behalf of another person

Not applicable.

Item 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding Company

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of dissolution of group

Not applicable.

Item 10. CERTIFICATION

The following certification shall be included if the statement is filed pursuant to section 240.13d-1(b):

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 23, 2002

Date

LaSalle Bank National Association By: /s/ Nancy Barrett Its: Senior Vice President

Exhibit Index

None